333 South Wabash Avenue, Chicago, Illinois 60604
July 24, 2009
Via EDGAR Filing, Facsimile & U.S. Mail
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn.:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	CNA Financial Corporation (“CNA”)
Form 10-K for the Year Ended December 31, 2008
Filed on February 24, 2009
Schedule 14A
Filed on March 30, 2009
Comment Letter, dated June 22, 2009
File No. 001-05823
Dear Mr. Rosenberg:
We acknowledge receipt of the comment letter, dated June 22, 2009, from the Commission (the “Comment Letter”), with regard to the above referenced filings. Consistent with our letter of extension, dated July 10, 2009, we hereby provide our responses to the Comment Letter.
Our responses are organized by reference to the corresponding comment numbers in the Comment Letter. To facilitate review, your comments are repeated and are followed by our respective responses. CNA Financial Corporation and its subsidiaries are referred to as the “Company,” “CNA,” “we,” “our” and “us.”
Form 10-K for the Year Ended December 31, 2008
Item 1. Business
1.	We note your response in comment two. In particular, we note your statement that the sale-related agreements with The Hartford and Swiss Re were filed as exhibits to your previous filings. However, the agreements underlying these

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July 24, 2009

filings do not appear to have been filed as exhibits. Please file your sale-related reinsurance agreements with The Hartford and Swiss Re or identify the filings in which these agreements have been included as exhibits.
CNA Response
We will file the following sale-related reinsurance agreements as exhibits to our 2nd Quarter 2009 Report on Form 10-Q: (1) Amended and Restated Group Health Indemnity Reinsurance Agreement, dated as of December 31, 2003, by and between Continental Casualty Company and American Casualty Company of Reading Pennsylvania and CNA Group Life Assurance Company; (2) Amended and Restated Group Life and Health Indemnity Reinsurance Agreement, dated as of December 31, 2003, by and between Continental Assurance Company and Valley Forge Life Insurance Company and CNA Group Life Assurance Company; and (3) CAC Life Annuity Indemnity Reinsurance Agreement, dated as of April 30, 2004, by and between Continental Assurance Company and Swiss Re Life & Health America Inc.
Financial Statements
Note 3 — Investments, page 82
2.	We have reviewed your response to prior comment nine. You stated that there were OTTI losses of $324 million on securities where the cash flows expectations had changed significantly from the original expectations but that based on current available information and results of your modeling there was no evidence that the impairment was other-than-temporary. Please enhance your disclosures as follows:
•	Disclose the current available information that you relied upon in forming the conclusion that the impairment was other-than-temporary, and

•	Disclose the assumptions in the models and the results of your modeling that indicate that the impairment was other-than-temporary.
Please also tell us in quantitative and qualitative terms how you determined and defined whether cash flow expectations had changed significantly from the original expectations.
CNA Response
As disclosed on page 87 of our 2008 Annual Report on Form 10-K, we recorded $465 million in pretax other-than-temporary impairment (“OTTI”) losses in 2008 on asset-backed securities. Included in this amount was $324 million in pretax losses on 55 securities that were subject to the impairment guidance within EITF Issue No. 99-20,

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July 24, 2009

Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets, as amended by FASB Staff Position No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (collectively, “EITF 99-20”). EITF 99-20 excludes from its scope “beneficial interests in securitized financial assets that are of high credit quality.” As a matter of practice, we consider asset-backed securities that have a rating less than AA (or the equivalent) from a nationally recognized rating agency to be within the scope of EITF 99-20. Consequently, we do not limit the scope of our EITF 99-20 analysis to equity tranches of structured securities, exclusively. In the course of determining whether a cash flow impairment under EITF 99-20 is appropriate, we consider a number of factors including deal structure, collateral, credit support, over-collateralization, payment delinquencies, default experience and risk of default. Our EITF 99-20 evaluation process is described more fully in the disclosures located on pages 53, 55, 84 and 87 of our 2008 Annual Report on Form 10-K.
We do not typically invest in equity tranches or asset-backed securities that are not investment grade when initially purchased. Our disclosures located on pages 55 and 87 of our 2008 Annual Report on Form 10-K state that our general practice is to hold investment grade asset-backed positions senior to other subordinate tranches within a deal structure that provide us with additional default protection. In addition, on page 55 we disclosed that only $248 million of the $7,764 million of fair value in asset-backed securities were in securities rated less than investment grade or in traditional equity tranches at year end 2008. Furthermore, of this amount, equity tranches represented only $3 million of the total fair value. The remaining $245 million in fair value (99% of the non-investment grade category) were securities that were downgraded from investment grade subsequent to the date the particular securities were purchased. The $248 million of non-investment grade asset-backed securities held represent less than 1% of our total invested assets.
Based upon the discussion above, we respectfully submit that no additional disclosure is required.
3.	We have reviewed your responses to prior comment ten. Since you did not address the comment in your prior response we have reissued a revised comment. Under Risk Factors on page 9 you disclosed that “securities with exposure to sub-prime residential mortgage collateral and Alt-A collateral are particularly sensitive to fairly small changes in actual collateral performance and assumptions as to future collateral performance.” Please enhance the disclosures that you will collect all of the estimated mortgage-backed security cash flows as follows:
•	Disclose the assumptions related to the actual collateral performance of sub-prime and Alt-A collateral, including 60 day delinquencies, default rates and the recovery value of collateral;

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July 24, 2009

•	Disclose the assumptions related to future collateral performance of sub-prime and Alt-A collateral, including 60 day delinquencies, default rates and the recovery value of collateral;

•	Disclose the impact of reasonably likely small changes in future collateral performance on your financial position and results of operations; and

•	Disclose how often the financial model used to determine the fair value of the sub-prime and Alt-A collateral and beneficial interest in mortgage-backed securitizations is calibrated to actual market transactions.
CNA Response
Of the $7,764 million in fair value of asset-backed securities owned at year end 2008, $7,356 million were held in over 600 different asset-backed structured securities. Each security has deal-specific tranche structures, credit support that results from the unique deal structure, particular collateral characteristics and other distinct security terms. Within these securities, 264 have underlying collateral that are either considered sub-prime or Alt-A in nature. Each security that is in an unrealized loss position on a quarterly reporting date is reviewed for possible OTTI under the disciplined process described on pages 53, 55 and 84 of our 2008 Annual Report on Form 10-K. That process includes cash flow modeling at the CUSIP level and considers virtually all attributes of the security. The results of the process are then reviewed by our Impairment Committee. Due to the unique nature of each structured security, seemingly common factors such as delinquency rates and collateral performance affect each security differently. Therefore, we continue to believe that aggregating and reporting information across hundreds of securities would result in meaningless, if not misleading, information for the reader of our financial statements.
Based upon the discussion above, we respectfully submit that no additional disclosure is required.
DEF 14A
Compensation Discussion and Analysis, page 13
Annual Incentive Cash Compensation Awards, page 15
4.	We note your response to comment 15 and reissue our previous comment. Please revise your disclosure to identify the target and ranges and how they were used to determine the incentive compensation provided for Mr. Lilienthal in 2008.

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July 24, 2009

CNA Response
For purposes of illustration, if we were to add these disclosures to our 2008 Form DEF 14A, we would modify the second paragraph under “Annual Incentive Cash Compensation Awards” in the CD&A as follows (new language is marked in italics):
For Mr. Lilienthal, his annual incentive cash compensation opportunity for 2008 was based upon NOI targets expressed as ranges or fixed amounts, at or within which certain levels of incentive opportunity would be available to the executive. Mr. Lilienthal’s pre-set targets and ranges for his annual incentive cash opportunity for 2008 extended from a minimum of $0 to a maximum of $2.9 million, subject to the limitation on the exercise of negative discretion by the Compensation Committee discussed below, and with a target bonus payout of $1.45 million:

2008 Adjusted NOI	2008 Annual Incentive Cash Compensation Opportunity

< $300M	$0
$300M — $500M	$1.45M
$500M — $800M	$2.9M
Mr. Lilienthal’s annual incentive cash compensation opportunity for 2008 was calculated based upon the Company’s 2008 net operating loss, as adjusted for: (a) realized capital losses, net of tax; (b) items of loss which, in the judgment of the Compensation Committee, were extraordinary or unusual in nature or infrequent in occurrence; (c) certain reserve strengthening and adverse premium development; and (d) catastrophe losses in excess of the budgeted amount. This calculation yielded an adjusted net operating income (“Adjusted NOI”) for 2008 of $981 million. Assessments of his individual performance in prior years and his responsibilities in 2008 are reflected in the levels of incentive opportunity provided for at various NOI target ranges or fixed amounts. The Compensation Committee awarded him the full $2.9 million for his 2008 annual incentive cash compensation award.
5.	We note your response to comment 16 and reissue our previous comment. Please revise your disclosure to identify and describe any quantifiable performance targets used to determine achievement of individual or company-specific goals. Where individual performance goals were assessed based upon quantitative targets, these numerical targets should be disclosed and where the achievement of goals is based on qualitative judgment, the assessment process should be described. For example, the achievement of objectives such as “net operating income,” “expense ratio,” and “rates of renewal,” appears to be based on numerical performance targets while the achievement of objectives such as

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July 24, 2009

“management of key relationships,” “enhancement to claims handling process,” and “refinement of the Company’s staff counsel organizations” appears to be based on qualitative assessment.

In addition, please include a discussion of how each NEO’s level of achievement with respect to the performance objective contributed to the amount of incentive compensation paid.
CNA Response
In our 2009 Form DEF 14A, we will include additional disclosures on our annual incentive cash compensation awards for 2009. For purposes of illustration, if we were to add these disclosures to our 2008 Form DEF 14A, we would modify the last paragraph under “Annual Incentive Cash Compensation Awards” in the CD&A as follows (new language is marked in italics):
The annual incentive opportunity for each NEO is also based, among other factors, on comparative market compensation data as described below. Final approval of annual incentive cash compensation payments is made by the Compensation Committee, which, with the single qualification noted above, retained authority to make discretionary reductions in the award amounts, including changes through the exercise of negative discretion as to individual awards. The Compensation Committee also reserved the right to eliminate these awards to the NEOs, uniformly, due to adverse financial conditions, except where otherwise specified in employment agreements. In determining the annual incentive cash compensation awards for 2008, the Compensation Committee evaluated Company performance and individual performance against the pre-set financial goals and other performance measures, where appropriate, as described above. However, while these factors were generally considered as part of the Compensation Committee’s overall analysis of the payout amounts, none of the factors was formally weighted or reduced to a specific percentage or dollar amount figure. All of the performance targets and ranges applicable to these incentive cash compensation awards to the NEOs for 2008 are set forth above. The primary driver of the annual incentive bonus amount to be paid to each NEO individually is based upon the assessment by Company senior management and the Compensation Committee of that NEO’s success in executing his or her responsibilities during the performance period in question. For 2008, the chief factors considered in that assessment for each NEO are recited above. As noted above, however, in terms of overall performance the Company was adversely affected in 2008, in the insurance marketplace and otherwise, by the extraordinary deterioration in both economic conditions and investment results. These overarching circumstances affected how much cash was considered to be available for annual incentive bonuses to NEOs generally.

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Based upon this process of evaluation, the Compensation Committee applied negative discretion ranging from 0% to 84% and the 2008 annual incentive bonus payouts for the NEOs ranged from 100% to 16% of the respective maximum annual incentive opportunities.
Long-Term Incentive Cash Plan, page 17
6.	We note your response to comment 18 and reissue our previous comment. Please provide us with draft disclosure for your 2009 proxy statement which identifies the pre-set NOI goals and target percentages and discusses how the level of achievement factors into your determination of the cash awards made to each NEO under your LTI plan. Please note, we are not advising you to amend your prior executive compensation disclosure to include information relating to 2009. To the extent that you are concerned about the release of our correspondence, you may request confidential treatment pursuant to Rule 83.

Additionally, please note that in order to keep your performance metrics confidential pursuant to Instruction 4 to Item 402(b) of Regulation S-K you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. In these instances, you must submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company.
CNA Response
In response to your comment, we respectfully submit the following 2009 proxy statement disclosure using 2008 pre-set net operating income performance goals and target percentages. We interpret this comment as designed to provide greater clarity around the Compensation Committee’s process. Among other things, this disclosure is subject to the actual net operating income or loss figures generated in 2009, any future changes in our compensation process, and other factors contemplated in the “Risk Factors” section and the “Forward-Looking Statements” disclosures set forth in our 2008 Annual Report on Form 10-K, all of which should be read in conjunction with this illustration.
The first and third paragraphs on page 17 under “Long-Term Incentive Cash Plan” in the CD&A are inserted for reference as currently drafted. The second paragraph is inserted as modified in the manner indicated below, with our revisions set forth in italics:
Under the Plan potential long-term incentive (“LTI”) cash awards for NEOs, among other employees, are based upon the Company’s NOI,

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July 24, 2009

determined pursuant to a definition approved by the Compensation Committee, over three-year cycles, with NOI goals set by the Compensation Committee for each calendar year within the three-year cycle. The three-year period covered by these awards encourages the Company’s executives, including its NEOs, to think in terms of multi-year performance spans, rather than exclusively a succession of separate single-year measures.
The determination of NOI for purposes of establishing LTI cash awards is the same as the NOI determination for purposes of annual incentive cash compensation opportunities, as described above. Performance for LTI cash payments is determined at the end of each calendar year and payouts are accrued until the end of each three-year cycle. Accordingly, 2009 performance year results applied for the 2007-2009, 2008-2010 and 2009-2011 cycles under the Plan were reviewed and approved by the Compensation Committee. As distinct from their annual incentive cash compensation award opportunities, the LTI cash payments for the NEOs in 2009 were determined pursuant to NOI goal levels and target percentages that are the same for all NEOs, as well as other employees, although the amounts awardable at each target percentage achievement were different for each executive. The calculated percentage achievement amounts may be reduced depending upon the Company’s assessment of quantifiable and non-quantifiable factors applied to the Company’s overall performance (which are considered informally and not reduced to a specific weighting, valuation, or dollar value process). For example, for the calendar year 2008, the calculated percentage achievement amount was reduced by approximately 10% and consequently the amounts actually awarded to the participants were reduced by approximately 10%. In 2009, the calculated percentage achievement amount and the amounts actually awarded were [reduced by X%/stayed the same]. The ranges of LTI cash award opportunities for the NEOs for 2009, as determined by the Compensation Committee, are reflected below in the Grants of Plan Based Awards Table. Generally, actual payouts of the LTI cash awards for NEOs may range from 0% to 200% of target, based upon the Company’s overall business results and performance and prospects of the Company as a whole, both from an operational and a financial perspective, as determined by the Compensation Committee in its sole discretion.

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200[9] Adjusted NOI(1)	200[9] Payout as a Percentage of Target

$630M	50%
$860M — $1.2B	100%
$1.5B	200%

(1)	Using 2008 Figures.
For the LTI cash award opportunity as with the annual incentive cash compensation awards, the difficulty for each NEO in reaching the highest level of LTI cash opportunity for any given year is a product of both the large number of cumulative factors affecting actual NOI production for that year, as well as the accuracy of the pre-set NOI goal in reflecting what can reasonably be regarded as achievable NOI production for the period given all circumstances affecting such production. Consideration of a span of three production years for each such award opportunity is a stabilizing factor.
Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter, this response should not be considered an indication that we believe any disclosures in the captioned Form 10-K and Schedule 14A filings were inadequate or incorrect in any material respect.
If you have any questions or further comments, please call the undersigned at (312) 822-1222 or fax at (312) 822-2004.
Very truly yours,

/s/ D. Craig Mense
D. Craig Mense
Executive Vice President and Chief Financial Officer
cc:	Gus Rodriguez, Branch Chief Ibolya Ignat, Division of Corporation Finance Staff Accountant Bryan Pitko, Staff Attorney